Exhibit 99.2

EXECUTION VERSION

*** Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[Redacted]”) in this exhibit. ***

INVESTMENT AGREEMENT

This Investment Agreement (this “Agreement”) is made as of February 11, 2026 by and between:

(1)	Cango Inc., an exempted company limited by shares established under the laws of the Cayman Islands (the “Company”); and

(2)	Armada Network Limited, a company incorporated in the British Virgin Islands with limited liability (the “Purchaser”).

The Purchaser on the one hand, and the Company on the other hand, are sometimes herein referred to each as a “Party,” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Purchaser wishes to invest in the Company by acquiring Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”), of the Company, in a transaction exempt from registration pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

NOW, THEREFORE, in consideration of the foregoing recital and the mutual promises hereinafter set forth, the Parties hereto agree as follows:

Article I

Definitions

Section 1.1            Definitions. In this Agreement, the following words and expressions shall have the following meanings:

“Action” means any claim, dispute, action, cause of action (by any private right of action of any Person or by any Governmental Authority), suit (whether in contract or tort or otherwise), audit or examination of books and records, litigation (whether at law or in equity, whether civil or criminal), assessment, arbitration, investigation, hearing, mediation, charge, complaint, inquiry, judgment, examination, subpoena or other proceeding to, from, by or before any Governmental Authority or arbitration body.

“Actual Fraud” means the making by a Party, to another Party, of an express representation or warranty contained in this Agreement or in any certificate delivered in connection with this Agreement; provided that at the time such representation or warranty was made by such Party, (a) such representation or warranty was inaccurate, (b) such Party had actual knowledge (and not imputed or constructive knowledge) of the inaccuracy of such representation or warranty, (c) in making such representation or warranty, such Party had the intent to induce such other Party to enter into this Agreement, and (d) such other Party acted in reasonable reliance on such representation or warranty and suffered damages as a result of such reliance. For the avoidance of doubt, “Actual Fraud” does not include equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) to the extent based on negligence or recklessness.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under common control with such specified Person; provided, that, none of the Company or any of its Subsidiaries shall be deemed an Affiliate of the Purchaser or any other Person (other than the Company or its Subsidiaries) who Controls, is Controlled by, or is under common Control with the Purchaser, and vice versa. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling,” “controlled” and “under common control with” have correlative meanings under this Agreement.

“Agreement” has the meaning ascribed to it in the Preamble.

“Arbitrator” has the meaning ascribed to it in Section 7.2(a).

“Articles” means the Fourth Amended and Restated Memorandum and Articles of Association of the Company, as amended from time to time.

“Business Day” means any day other than a Saturday or Sunday or other day on which commercial banks in Hong Kong, New York or the Cayman Islands are authorized or required by applicable Law to close.

“Class A Ordinary Shares” has the meaning ascribed to it in the Preamble.

“Closing” has the meaning ascribed to it in Section 2.2.

“Closing Date” has the meaning ascribed to it in Section 2.2.

“Company” has the meaning ascribed to it in the Preamble.

“Company Public Filings” means all registration statements, proxy statements and other statements, reports, schedules, forms and other documents filed or furnished by the Company with the SEC pursuant to applicable Laws, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein, in each case, filed or furnished with the SEC from time to time.

“Contract” means any legally binding contract, subcontract, agreement, license, sublicense, lease, sublease, purchase order, instrument, indenture, promissory note or other legally binding commitment or undertaking, in each case, whether written or oral and including all amendments to any of the foregoing.

“Confidential Information” means, the existence, terms and conditions of the Agreement, and with respect to any Person, any information, knowledge or data of such Person, including any data, information, ideas, knowledge and materials concerning the organization, business, technology, safety records, investment, finance, transactions, customers, products or affairs of such Person, but excluding any information that is or becomes available in the public domain other than by reason of the breach of the confidentiality obligations hereunder.

“e-mail” has the meaning ascribed to it in Section 7.6.

“Encumbrances” has the meaning ascribed to it in Section 3.1(d).

“End Date” has the meaning ascribed to it in Section 6.1(b).

“Enforceability Exception” has the meaning ascribed to it in Section 3.1(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Governmental Authority” means any transnational, supranational, domestic or foreign federal, state, local, municipal or other government (including any subdivision, court, administrative agency, regulatory body or commission or other authority thereof), or any quasi-governmental or private body exercising any regulatory, importing or other governmental or quasi-governmental authority, including any taxing authority.

“HKIAC” has the meaning ascribed to it in Section 7.2(a).

“HKIAC Rules” has the meaning ascribed to it in Section 7.2(a).

“Law” means all transnational, domestic or foreign federal, state, local, municipal or other governmental laws, rules, regulations, ordinances, directives, tariffs, statutes, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, and all other laws of, or having an effect in, any jurisdiction from time to time, any rules of any stock exchange on which the shares of any Party (or its holding company) are listed and any binding order, decree, ruling or other legally enforceable requirement of any Governmental Authority.

“Lock-Up Restriction” has the meaning ascribed to it in Section 4.1.

“NYSE” means the New York Stock Exchange.

“Party” or “Parties” has the meaning ascribed to it in the Preamble.

“Person” means an individual, firm, body corporate (wherever incorporated), partnership, limited liability company, association, joint venture, trust, works council or employee representative body (whether or not having separate legal personality) or other entity or organization, including a Governmental Authority.

“Purchase Price” has the meaning ascribed to it in Section 2.1.

“Purchased Shares” has the meaning ascribed to it in Section 2.1.

“Purchaser” has the meaning ascribed to it in the Preamble.

“Related Party” means, with respect to any Person, any of such Person’s former, current or future direct or indirect Affiliates, Representatives, controlling Persons, members, general or limited partners, other securityholders (other than in the case of the Company), successors or assigns (or any former, current or future direct or indirect Affiliates, Representatives, controlling persons, members, general or limited partners, other securityholders (other than in the case of the Company), successors or assigns of any of the foregoing).

“Representatives” means, with respect to any Person, such Person’s officers, directors, principals, current and prospective limited partners and investors, managers, members, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors and other representatives.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Subsidiary” means, with respect to a Person, any other Person of which the equity interests having (a) ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (b) if no such directors or other persons exist, a majority of the voting power of such other Person, are at the time directly or indirectly owned or controlled by such first Person.

“Supplemental Approval” has the meaning ascribed to it in Section 5.1(c).

“Transfer” means any direct or indirect sale, transfer, assignment, pledge, hypothecation, mortgage, license, gift, creation of a security interest in or lien on, placement in trust (voting or otherwise), encumbrance or other disposition to any Person, any swap, put option, derivative, or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of securities or interest in such securities, whether any such swap, derivative, put option, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise.

“US$” or “U.S. dollars” means the lawful currency of the United States of America.

Article II

PURCHASE AND SALE OF PURCHASED SHARES

Section 2.1            Issuance, Sale and Purchase of Class A Ordinary Shares. Upon the terms and subject to the conditions of this Agreement, the Purchaser hereby agrees to purchase, and the Company hereby agrees to issue, allot, sell and deliver to the Purchaser, at the Closing (as defined below), 19,267,287 Class A Ordinary Shares (the “Purchased Shares”) for an aggregate purchase price of US$25,432,819 (the “Purchase Price”), reflecting a per share purchase price of US$1.32 per Class A Ordinary Share, free and clear of all liens or Encumbrances (as defined below) (except for restrictions arising under the Securities Act or created by virtue of this Agreement).

Section 2.2            Closing.

(a)           Closing. The closing (the “Closing”) of the issuance, sale and purchase of the Purchased Shares pursuant to Section 2.1 shall take place remotely via the exchange of documents and signatures on the fifth (5th) Business Day after the satisfaction or waiver of each of the conditions set forth in Section 5.1 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other time or place as the Parties may mutually agree in writing. The date on which the Closing actually takes place is referred to herein as the “Closing Date.”

(b)           Payment and Delivery. At the Closing, the Purchaser shall pay and deliver, or cause to be paid and delivered, the Purchase Price to the Company in U.S. dollars by wire transfer, or by such other method mutually agreeable to the Company and the Purchaser, of immediately available funds to such bank account designated in writing by the Company, and the Company shall issue and allot the Purchased Shares, credited as fully paid to the Purchaser and deliver to the Purchaser a certified true copy of an extract of the register of the members of the Company, evidencing the Purchased Shares as being issued to the Purchaser.

(c)           Restrictive Legend. The book-entry position representing Purchased Shares shall be endorsed with the following legend:

THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THE HOLDER OF THIS SECURITY AGREES THAT THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (III) TO THE COMPANY, OR (IV) PURSUANT TO AN ORDINARY COURSE PLEDGE SUCH AS A BROKER LIEN OF ACCOUNT PROPERTY GENERALLY, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

IN ADDITION, THE SECURITIES EVIDENCED HEREBY ARE SUBJECT TO THE TRANSFER RESTRICTIONS DESCRIBED IN THE INVESTMENT AGREEMENT DATED FEBRUARY 11, 2026. ANY ATTEMPT TO TRANSFER, SELL, PLEDGE OR HYPOTHECATE THE SECURITIES EVIDENCED HEREBY IN VIOLATION OF THESE RESTRICTIONS SHALL BE VOID.

Section 2.3            Reliance on Securities Act Exemption. The purchase, issuance, sale and delivery of the Purchased Shares shall be made pursuant to and in reliance upon Regulation S under the Securities Act.

Article III

REPRESENTATIONS AND WARRANTIES

Section 3.1            Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser as follows, in each case as qualified by any facts, matters and circumstances disclosed in the Company Public Filings as of immediately prior to the execution and delivery of this Agreement(excluding, in each case, any disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking information” or “forward-looking statements” disclaimer or any other similar disclosures included in such filings that are predictive, cautionary or forward-looking in nature and, in each case, only to the extent the qualifying nature of such disclosure is reasonably apparent on the face of such disclosure):

(a)           Due Formation. The Company is duly organized, validly existing and in good standing under the laws of the Cayman Islands. The Company has all requisite powers and authority to carry on its business as now conducted and to own, lease and operate its properties. Each Subsidiary has been duly organized, is validly existing and in good standing under the laws of its jurisdiction of organization, and has the requisite corporate power and authorization to own, lease and operate its properties and to carry on its business as now being conducted in all material respects. The Company is not in material violation of any of the provisions of its Articles or other governing documents.

(b)           Authority. The Company has the requisite corporate power and authority to enter into, execute and deliver this Agreement and each agreement, certificate, document and instrument to be executed and delivered by the Company pursuant to this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement and any agreements, certificates, documents and instruments to be executed and delivered by the Company pursuant to this Agreement and the performance by the Company of its obligations hereunder have been duly authorized by all requisite actions on its part.

(c)           Valid Agreement. This Agreement has been duly executed and delivered by the Company and constitutes a valid, binding and enforceable agreement of the Company, subject, in the case of enforceability, to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Enforceability Exception”). There are no votes, approvals, consents or other proceedings of the shareholders of the Company necessary in connection with the execution and delivery of, or the performance by the Company of its obligations under this Agreement, or the consummation of the transactions contemplated hereby.

(d)           Due Issuance of the Purchased Shares. The Purchased Shares have been duly authorized and, when issued and delivered to and paid for by the Purchaser pursuant to this Agreement, will be validly issued, fully paid and non-assessable and free and clear of any pledge, mortgage, security interest, encumbrance, lien, charge, assessment, right of first refusal, right of pre-emption, third party right or interest, claim or restriction of any kind or nature (the “Encumbrances”), except for Encumbrances arising under the Securities Act or other applicable securities Laws or created by virtue of this Agreement. Upon entry into the register of members of the Company, the Purchaser will obtain good and valid title to the Purchased Shares. The rights of the Class A Ordinary Shares to be issued to the Purchaser as Purchased Shares are as stated in the Articles of the Company.

(e)           Noncontravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of the organizational documents of the Company (including the Articles), (ii) assuming the accuracy of the representations and warranties of the Purchaser in Section 3.2(j), violate any applicable Law, require any consent, approval, waiver, authorization or other action by, or notice or payment to, any Person, constitute a default, breach or event that, with or without notice or lapse of time or both, would constitute a violation, default or breach under, or give rise to any right of termination, modification, cancellation or acceleration of any right or obligation of the Company or to a loss of any benefit to which the Company is entitled under any agreement, Contract, lease, license, instrument or other arrangement to which the Company is a party or by which the Company is bound or to which any of the Company’s assets are subject or (iii) result in the creation or imposition of any Encumbrance on any asset of the Company, except for any such exceptions, in the case of each of the foregoing clauses (ii) and (iii), as would not reasonably be expected to, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, or prevent or materially delay the Company from consummating the transactions contemplated hereby.

(f)           Consents and Approvals. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not require on the part of the Company any action, consent, waiver, approval, filing, authorization or permit of, or registration or filing with or notification to, or other similar action by or in respect of, any Governmental Authority or any third party (other than filings that have been made pursuant to applicable U.S. state securities laws and post-sale filings pursuant to applicable U.S. state and federal securities laws and the rules and regulations of NYSE, which the Company undertakes to file within the applicable time periods), except such as have been or will have been obtained, made or given on or prior to the Closing Date (including the Supplemental Approval (as defined below)), and except such that would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Subsidiaries, taken as a whole, or prevent or materially delay the Company from consummating the transactions contemplated hereby.

(g)           Investment Company Act Matters. The Company is not and, after giving effect to the issuance and sale of the Purchased Shares, the consummation of the issuance and sale and the application of the proceeds thereof, will not be an “investment company,” as such term is defined in the U.S. Investment Company Act of 1940, as amended.

(h)           Solicitation. Neither the Company nor any person acting on its behalf has offered or sold the Purchased Shares by any form of general solicitation or general advertising or directed selling efforts.

(i)           Regulation S. No directed selling efforts (as defined in Rule 902 of Regulation S under the Securities Act) have been made by any of the Company, any of its affiliates or any person acting on its behalf with respect to any Purchased Shares that are not registered under the Securities Act; and none of such persons has taken any actions that would result in the sale of the Purchased Shares to the Purchaser under this Agreement requiring registration under the Securities Act; and the Company is a “foreign issuer” (as defined in Regulation S).

Section 3.2            Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company as follows:

(a)           Due Formation. The Purchaser is duly organized, validly existing and in good standing (or the foreign equivalent to the extent the concept is applicable in such jurisdiction) in the jurisdiction of its organization. The Purchaser has all requisite powers and authority required to carry on its business as it is now conducted.

(b)           Authority. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby are within the organizational powers of the Purchaser and have been duly authorized by all necessary organizational action on the part of the Purchaser. The Purchaser has obtained all necessary votes, approvals, consents or other proceedings of the equityholders of the Purchaser necessary in connection with the execution and delivery of, or the performance by, the Purchaser of its obligations under this Agreement and the consummation of the transactions contemplated hereby.

(c)           Valid Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid, binding and enforceable agreement of the Purchaser, subject, in the case of enforceability, to the Enforceability Exception.

(d)           Noncontravention. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of the organizational documents of the Purchaser, (ii) assuming compliance with the matters referred to in Section 3.2(e), violate any applicable Law, require any consent, approval, waiver, authorization or other action by, or notice or payment to, any Person, constitute a default, breach or event that, with or without notice or lapse of time or both, would constitute a violation, default or breach under, or give rise to any right of termination, modification, cancellation or acceleration of any right or obligation of the Purchaser or to a loss of any benefit to which the Purchaser is entitled under any material Contract binding on the Purchaser or (iii) result in the creation or imposition of any encumbrance on any asset of the Purchaser, except for any such exceptions, in the case of each of the foregoing clauses (ii) and (iii), as would not reasonably be expected to, individually or in the aggregate, prevent, or materially delay the Purchaser from consummating the transactions contemplated hereby.

(e)           Consents and Approvals. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby do not require on the part of the Purchaser any action, consent, waiver, approval, filing, authorization or permit of, or filing with or notification to, or other similar action by or in respect of, any Governmental Authority, other than (i) compliance with applicable securities Laws, (ii) filings pursuant to the Securities Act, the Exchange Act, or as required by the NYSE and (iii) any action, consent, waiver, approval, filing, authorization or permit of, or filing with or notification to, or other similar action, the absence of which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the Purchaser from consummating the transactions contemplated hereby.

(f)           Sufficiency of Funds. Immediately prior to the Purchaser’s payment of Purchase Price at the Closing, the Purchaser will have cash in excess of the Purchase Price. The Purchaser acknowledges that the transactions contemplated hereby are not subject to any financing condition.

(g)           Experience. The Purchaser acknowledges that it is investing in securities of companies in the development stage and it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Purchased Shares.

(h)           Purchase Entirely for Own Account. The Purchaser hereby confirms that the Purchased Shares will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any Contract, undertaking, agreement or direct or indirect arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Purchased Shares. The Purchaser has not been formed for the specific purpose of acquiring the Purchased Shares.

(i)           Information. The Purchaser believes it has received the information it considers necessary or appropriate for deciding whether to purchase the Purchased Shares. The Purchaser further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Purchased Shares; provided, however, neither such inquiries nor any other investigation conducted by or on behalf of the Purchaser or by its Representatives shall modify, amend or affect the Purchaser’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained in this Agreement. The Purchaser has consulted to the extent deemed appropriate by the Purchaser with the Purchaser’s own advisers as to the financial, tax, legal and related matters concerning an investment in the Purchased Shares.

(j)           Non-U.S. Person. The Purchaser understands that (a) neither the sale nor the issuance of Purchased Shares has been registered under the Securities Act or any state securities Laws and (b) the Purchased Shares may not be sold unless such disposition is registered under the Securities Act and applicable state securities Laws or is exempt from registration thereunder. The Purchaser represents that it is not a U.S. Person and is located outside of the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act.

(k)           Purchased Shares. The Purchaser represents that it has reviewed the Articles and understands the rights, obligations and restrictions of the Class A Ordinary Shares to be issued to the Purchaser as Purchased Shares.

(l)           Refusal to Register Improper Transfers. The Purchaser acknowledges that the Company shall make a notation in its share register regarding the restrictions on transfer set forth herein and shall transfer such shares on the books of the Company only to the extent consistent therewith. In particular, the Purchaser acknowledges that the Company shall refuse to register any transfer of the Purchased Shares not made pursuant to registration under the Securities Act or pursuant to an available exemption from registration under the Securities Act.

Article IV

COVENANTS

Section 4.1            Transfer Restrictions. From and after the Closing Date until the date that is six (6) months following the Closing Date, the Purchaser agrees that neither it nor any of its Affiliates shall, without the prior written consent or approval of the board of directors of the Company, Transfer any Purchased Shares or any shares of any class of share capital of the Company converted from the Purchased Shares (the “Lock-Up Restriction”), except the Purchaser may Transfer the Purchased Shares without the prior written consent or approval of the board of directors of the Company as follows: (i) any Transfer of Purchased Shares to one or more of its Affiliates, so long as such Affiliates agree in writing to be bound by the Lock-Up Restriction; provided, however, that if any such transferee ceases to be an Affiliate of the Purchaser, then such transferee shall transfer its Purchased Shares, as applicable, to the Purchaser or one of its Affiliates; (ii) any Transfer of Purchased Shares to the Company or any of its Subsidiaries, including pursuant to a share repurchase by the Company or any of its Subsidiaries; (iii) any Transfer of Purchased Shares pursuant to a bona fide merger, consolidation, share exchange, tender offer or other similar transaction involving the Company that has been approved, authorized or recommended by the board of directors of the Company; provided, however, that in the event that such merger, consolidation, share exchange, tender offer or other similar transaction is not completed, such Purchased Shares shall remain subject to the Lock-Up Restriction; (iv) any Transfer of securities of the Company acquired in open market transactions after the Closing Date, provided that no filing under the Exchange Act or other public announcement shall be required or shall be voluntarily made during the aforementioned restricted period in connection with subsequent sales of such securities acquired in such open market transactions; or (v) any Transfer of Purchased Shares with the prior written consent or approval of the board of directors of the Company.

Section 4.2            Regulatory Matters; Further Assurances.

(a)           Subject to the terms and conditions of this Agreement, each of the Parties shall use its respective reasonable best efforts to (i) cause the transactions contemplated by this Agreement to be consummated on a timely basis and (ii) obtain any actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from or provide all notices to any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated hereby. All fees and expenses incurred under any regulations applicable to the transactions contemplated by this Agreement shall be paid by the Party incurring such fees or expenses.

(b)           The Parties agree to execute and deliver such other documents, certificates, agreements, conveyances and other writings and to take such other actions consistent with the terms of this Agreement as may be reasonably requested in order to consummate or implement the transactions contemplated by this Agreement, including to make any necessary submission/filing and provide relevant information in order to obtain the Supplemental Approval.

Section 4.3            No Additional Representations or Warranties

(a)           Except for the representations and warranties expressly and specifically set forth in Section 3.1, neither the Company nor any of its Related Parties has made or is making, and shall not be construed as having made or making, any express or implied representation or warranty of any nature to the Purchaser or any of its Related Parties, at law or in equity, with respect to matters relating to the Company or any other Person, their respective Related Parties, their respective businesses or any other matter related to or in connection with the transactions contemplated hereby, and, as a substantial inducement to the Company’s willingness to enter into this Agreement, the Purchaser hereby represents, warrants, covenants and agrees, on behalf of itself and its Related Parties, and expressly disclaims reliance on, any such other representations or warranties (including as to the accuracy or completeness of any information provided to the Purchaser or any of its Related Parties).

(b)           Except for the representations and warranties expressly and specifically set forth in Section 3.2, neither the Purchaser nor any of its Related Parties has made or is making, and shall not be construed as having made or making, any express or implied representation or warranty of any nature to the Company or any of its Related Parties, at law or in equity, with respect to matters relating to the Purchaser or any other Person, their respective Related Parties, their respective businesses or any other matter related to or in connection with the transactions contemplated hereby, and, as a substantial inducement to the Purchaser’s willingness to enter into this Agreement, the Company hereby represents, warrants, covenants and agrees, on behalf of itself and its Related Parties, and expressly disclaims reliance on, any such other representations or warranties (including as to the accuracy or completeness of any information provided to the Company or any of its Related Parties).

(c)           Notwithstanding anything to the contrary in this Agreement, nothing in this Section 4.3 shall limit or exclude any liability for Actual Fraud.

Article V

CONDITIONS TO CLOSING

Section 5.1            Conditions to the Obligations of Each Party. The obligations of each Party to consummate the Closing are subject to the satisfaction of the following conditions (any or all of which may be waived by the Parties in writing, in whole or in part to the extent permitted by applicable Law):

(a)           no applicable Laws shall have been enacted, issued, enforced, adopted or promulgated by any Governmental Authority that restrain, enjoin, prevent, prohibit or otherwise make illegal the consummation of the transactions contemplated in this Agreement;

(b)           no Action shall have been initiated or threatened in writing by any Governmental Authority after the date hereof that seeks to make the transactions contemplated in this Agreement illegal or otherwise restrain, enjoin, prevent or prohibit the consummation of the transactions contemplated in this Agreement; and

(c)           the NYSE shall have approved the requisite supplemental listing application in connection with the transactions contemplated hereunder (the “Supplemental Approval”).

Section 5.2            Conditions to the Obligations of the Purchaser. The obligations of the Purchaser to consummate the Closing are subject to the satisfaction of the following conditions (any or all of which may be waived by the Purchaser in writing, in whole or in part to the extent permitted by applicable Law):

(a)           (i) All of the representations and warranties of the Company contained in Section 3.1 (other than Section 3.1(a), Section 3.1(b), Section 3.1(c) and Section 3.1(d)) shall be true and correct in all material respects or, if qualified by materiality, true and correct in all respects (other than de minimis inaccuracies), in each case, as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects or, if qualified by materiality, true and correct in all respects (other than de minimis inaccuracies), in each case, at and as of such earlier date, and (ii) all of the representations and warranties of the Company contained in Section 3.1(a), Section 3.1(b), Section 3.1(c) and Section 3.1(d) shall be true and correct in all respects (other than de minimis inaccuracies) as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects (other than de minimis inaccuracies) at and as of such earlier date;

(b)           the covenants of the Company to be performed prior to the Closing shall have been performed in all material respects.

Section 5.3            Conditions to the Obligations of the Company. The obligations of the Company to consummate the Closing are subject to the satisfaction of the following conditions (any or all of which may be waived by the Company in writing, in whole or in part to the extent permitted by applicable Law):

(a)           (i) All of the representations and warranties of the Purchaser contained in Section 3.2 (other than Section 3.2(a), Section 3.2(b) and Section 3.2(c)) shall be true and correct in all material respects or, if qualified by materiality, true and correct in all respects (other than de minimis inaccuracies), in each case, as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects or, if qualified by materiality, true and correct in all respects (other than de minimis inaccuracies), in each case, at and as of such earlier date, and (ii) all of the representations and warranties of the Purchaser contained in Section 3.2(a), Section 3.2(b) and Section 3.2(c) shall be true and correct in all respects (other than de minimis inaccuracies) as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects (other than de minimis inaccuracies) at and as of such earlier date;

(b)           the covenants of the Purchaser to be performed prior to the Closing shall have been performed in all material respects.

Article VI

TERMINATION

Section 6.1            Termination. This Agreement may be terminated at any time prior to the Closing:

(a)           by mutual written agreement of the Company and the Purchaser; or

(b)           by any Party if the Closing has not occurred before 11:59 p.m. Hong Kong time on the date falling six (6) months after the date hereof (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to any Party if the failure of the Closing to have occurred on or before the End Date was primarily due to the failure of such Party or any Affiliate of such Party to perform any of its obligations under this Agreement.

Section 6.2            Effect of Termination. In the event that this Agreement is terminated as permitted by Section 6.1, this Agreement shall become null and void and such termination shall be without liability hereunder of any Party to the other Party to this Agreement; provided, that the provisions of Section 1.1 and Article VII shall survive any such termination and remain in full force and effect; provided, further, that, no such termination shall relieve any Party from liability for any willful breach of, or fraud by, such Party of this Agreement prior to such termination.

Article VII

MISCELLANEOUS

Section 7.1            Survival. All representations and warranties of the Parties contained in this Agreement, or in any certificate delivered pursuant hereto or in connection herewith, shall not survive the Closing (and shall expire and be of no further force or effect from and after the Closing). The covenants and agreements of the Parties contained in this Agreement shall not survive the Closing, except to the extent that such covenants and agreements by their terms are to be performed in whole or in part at or after the Closing. Nothing in this Section 7.1 shall limit a Party’s right to bring a claim for Actual Fraud against a Person committing such Actual Fraud.

Section 7.2            Dispute Resolution.

(a)           The Parties agree that any dispute relating to, arising out of, resulting from, directly or indirectly, or in connection with the interpretation of this Agreement, the performance of any Party under this Agreement or otherwise relating to this Agreement will be decided by a binding and final confidential arbitration administered by Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC (the “HKIAC Rules”) in force at the time the arbitration is submitted. The seat of arbitration and the place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant shall nominate one (1) Arbitrator; the respondent shall nominate one (1) Arbitrator; and a third (3rd) Arbitrator will be nominated jointly by the first two (2) Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two (2) Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third (3rd) Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties from the day it is made. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b)           Each of the Parties hereby agrees that the arbitration tribunal shall have the power to award equitable remedies, including specific performance, injunctive relief, declaratory judgments or other equitable relief, and is specifically empowered to order each of the Parties to take any and all actions contemplated or required by this Agreement or in connection with the transactions contemplated hereby, to consummate the transactions contemplated hereby, in each case, in accordance with, and subject to the terms and conditions of, this Agreement. Adherence to this Section 7.2 shall not limit the Parties’ right to obtain any provisional remedy, including injunctive or similar relief (in accordance with Section 7.11), from any court of competent jurisdiction as may be necessary to protect their rights and interests.

(c)           The Parties agree that any arbitral proceedings shall be kept confidential and that the existence of an arbitral proceeding and any element of it (including any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions and any awards) shall not be disclosed other than to the arbitrator(s), the Parties, their respective Representatives, insurers and re-insurers and any Person necessary to the conduct of the proceeding. The confidentiality obligations shall not apply (i) if disclosure is required by applicable Law, rule or regulation, or in judicial or administrative proceedings or (ii) as far as disclosure is necessary or appropriate to enforce the rights arising out of the award. For the avoidance of doubt, to the extent that any Party pursues any Action in any court to enforce a judgment or to enforce an arbitral award as permitted under Section 7.2(a), the Parties will seek to maintain the confidentiality of any such Action to the maximum extent possible, and will cooperate to file information related to any such Action under seal and ensure the confidentiality of any such Action to the greatest extent permitted by the court.

(d)           The expenses of the arbitral proceedings, including the administrative costs of the HKIAC and Arbitrators’ fees, when applicable, shall be borne by each Party as per the HKIAC Rules. Upon rendering the arbitral award, the arbitration tribunal, in its discretion, may allocate among the parties to the arbitration all costs of the arbitration, including the fees and expenses of the Arbitrators and reasonable attorney’s fees, expert witness expenses and other costs incurred by the Parties.

Section 7.3            Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by the Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall impair such right or remedy or operate or be construed as a waiver or variation thereof or preclude its exercise at any subsequent time nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 7.4            Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party.

Section 7.5            No Third-Party Beneficiaries. There are no third party beneficiaries of this Agreement (unless otherwise specified herein) and nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties and their respective successors, heirs and permitted assigns. Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) shall not apply to this Agreement.

Section 7.6            Notices. All notices, requests and other communications to any Party shall be in writing (including electronic mail (“e-mail”) transmission, so long as no “bounce-back” or similar message indicating non-delivery is received with respect thereto) and shall be delivered as follows:

If to the Company, at:	Cango Inc. Rm. 2605 Harbour Centre 25 Harbour Road Wanchai, Hong Kong E-mail: ir@cangoonline.com with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett

c/o 35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

Attention: Yi Gao

E-mail: ygao@stblaw.com

and

Simpson Thacher & Bartlett LLP

6208 China World Tower B

1 Jian Guo Men Wai Avenue

Beijing 100004

China

Attention: Yang Wang

E-mail: yang.wang@stblaw.com

If to the Purchaser, at:	Address: [Redacted] Attn: Xin Jin Email: [Redacted]

or to such other address or e-mail address as such Party may hereafter specify for the purpose by notice to the other Party. All such notices, requests and other communications shall be deemed delivered and received on the date of receipt by the recipient thereof if received during normal business hours in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt. In the case of e-mail, a notice shall be deemed to have been received at the time of transmission.

Section 7.7            Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof. The Parties acknowledge and agree that prior drafts of this Agreement and the other agreements and documents contemplated hereby will not be deemed to provide any evidence as to the meaning of any provision hereof or the intent of the Parties with respect hereto and that such drafts will be deemed to be the joint work product of the Parties hereto.

Section 7.8            Severability. Each term, provision, covenant and restriction of this Agreement is severable. If any such term, provision, covenant or restriction is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, (a) it shall have no effect in that respect and the Parties shall use their respective reasonable best efforts to replace it in that respect with a valid and enforceable substitute term, provision, covenant or restriction (as applicable), the effect of which is as close to its intended effect as possible; and (b) the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

Section 7.9            Fees and Expenses. Except as otherwise provided in this Agreement, the Company and the Purchaser will bear their respective expenses incurred in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby, including fees and expenses of attorneys, accountants, consultants and financial advisors.

Section 7.10            Confidentiality.

(a)            Each Party shall, and shall direct its Affiliates and its and their respective Representatives to, keep confidential any Confidential Information; provided that the Confidential Information shall not include information that (i) was or becomes available to the public other than as a result of a disclosure by such Party, any of its Affiliates or any of their respective Representatives in violation of this Section 7.10; (ii) was or becomes available to such Party, any of its Affiliates or any of their respective Representatives from a source other than the other Party or its respective Representatives; provided that such source is believed by such Party not to be disclosing such information in violation of an obligation of confidentiality (whether by agreement or otherwise) to the other Party; (iii) at the time of disclosure is already in the possession of such Party, any of its Affiliates or any of their respective Representatives; provided that such information is believed by such Party not to be subject to an obligation of confidentiality (whether by agreement or otherwise) to the other Party; or (iv) was independently developed by such Party, any of its Affiliates or any of their respective Representatives without reference to, incorporation of, or other use of any Confidential Information.

(b)           Each Party agrees, on behalf of itself and its and their respective Representatives, that Confidential Information may be disclosed solely: (i) to such Party’s Affiliates and its and their respective Representatives on a need-to-know basis, and (ii) in the event that such Party, any of its Affiliates or any of its or their respective Representatives are requested or required by applicable Law, order, stock exchange rule or other applicable judicial or governmental process (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, in each of which instances such Party, its Affiliates and its and their respective Representatives, as the case may be, shall, to the extent legally permissible, provide the other Party with a reasonable opportunity to review and comment on (and consider such proposed comments in good faith) any proposed disclosure language.

Section 7.11            Specific Performance. The Parties agree that irreparable damage would occur, and that the Parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement without proof of actual damages or otherwise, in addition to any other remedy to which any Party is entitled at law or in equity. Each Party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

Section 7.12            Headings. The headings of the various articles and sections of this Agreement are inserted merely for the purpose of convenience and do not expressly or by implication limit, define or extend the specific terms of the section so designated.

Section 7.13            Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mailed copies of signatures in portable document format (PDF)), all of which shall be considered one and the same agreement, and each of which shall be deemed an original.

Section 7.14            Governing Law. This Agreement, any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of Hong Kong, without regard to the conflicts of law rules (whether of Hong Kong or any other jurisdiction) that would cause the application of the laws (or any statutes of limitations) of any jurisdiction other than Hong Kong.

Section 7.15            Interpretation.

(a)           The words “hereof,” “herein,” “hereby,” “herewith” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole (including any Exhibit attached hereto) and not to any particular provision of this Agreement.

(b)           References to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified.

(c)           Any Exhibit attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

(d)           The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if.”

(e)           The Parties have participated jointly in the negotiation and drafting of this Agreement and each Party has been represented by counsel of its choosing. Accordingly, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(f)           Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.

(g)           References to one gender shall include all genders.

(h)           Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words, “but not limited to,” whether or not they are in fact followed by those words or words of like import.

(i)           The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(j)           The word “or” when used in this Agreement is not exclusive.

(k)           “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(l)           References to any statute, rule, regulation or other applicable Law shall be deemed to refer to such statute, rule, regulation or other applicable Law as amended or supplemented from time to time and to any rules, regulations or interpretations promulgated thereunder.

(m)           References to any Contract are to that Contract or contract as amended, modified or supplemented from time to time in accordance with the terms thereof.

(n)           Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Except as otherwise expressly provided herein, any reference in this Agreement to a date or time shall be deemed to be such date or time in Hong Kong. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(o)           Except as otherwise expressly set forth herein, all amounts required to be paid hereunder shall be paid in United States currency in the manner and at the times set forth herein and all monetary references used herein, including references to “$,” shall be to United States dollars.

(p)           References to any Person include the successors and permitted assigns of that Person; provided that nothing contained in this sentence is intended to authorize any assignment or transfer not otherwise permitted by this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the day and year first above written.

Cango Inc.

By:	/s/ Paul Yu
Name:	Paul Yu
Title:	Chief Executive Officer

[Signature Page to Investment Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the day and year first above written.

Armada Network Limited

By:	/s/ Xin Jin
Name:	Xin Jin
Title:	Director

[Signature Page to Investment Agreement]